SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    Form 11-K


(Mark One)
[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For The Fiscal Year Ended December 31, 1995

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        For the transition period from   to

Commission file number     0-6547

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below: MCI Communications Corporation Retirement Savings Plan - Part II of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k)

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: MCI Communications Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                         MCI COMMUNICATIONS CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN: 52-0886267
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                        Page(s)
                                                                        -------

Report of Independent Accountants                                            3

Statements of Net Assets Available for Benefits
at December 31, 1995 and 1994                                                4

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1995 and 1994                    5,6

Notes to Financial Statements                                             7-43

Additional Information:
         Schedule I.
                  Schedule of Assets Held for
                  Investment Purposes at
                  December 31, 1995                                         44

         Schedule II.
                  Schedule of Reportable
                  Transactions for the year
                  ended December 31, 1995                                   45

Signature                                                                   46

Exhibits:
         23.      Consent of Independent Accountants                        47

         99.      Certification Regarding Certain
                  Investment Arrangements                                   48

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative
Committee of the MCI Communications Corporation
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MCI Communications Corporation Retirement Savings Plan - Part II of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Employee Retirement Income Security Act of 1974, as amended. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP
Washington, D. C.
June 14, 1996

                         MCI COMMUNICATIONS CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN: 52-0886267
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                            DECEMBER 31
                                                            -----------
                                                     1995               1994
                                                  ------------     -------------

Value of interest in master trust                 $537,827,481      $347,560,842
                                                  ------------      ------------

Net assets available for benefits                 $537,827,481      $347,560,842
                                                  ============      ============














See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN: 52-0886267
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

ADDITIONS
- ---------

Contributions:
  Participants                                                      $ 59,322,084
  Non-cash employer                                                   32,177,951
  Rollovers                                                            6,383,842
  Transfers from ESOP                                                    722,038
                                                                    ------------
         Total contributions                                          98,605,915
                                                                    ------------

Earnings on investments:
  Interest on participant loans                                        1,508,423
  Interest on guaranteed investment contracts                          6,443,825
  Dividends on common stock                                              399,550
  Net gain on disposition of assets                                    2,224,386
  Unrealized appreciation                                             57,379,129
  Net gain from registered investment companies                       48,750,925
                                                                    ------------
         Total earnings on investments                               116,706,238
                                                                    ------------

         Total additions                                             215,312,153
                                                                    ------------

DEDUCTIONS
- ----------

Participant benefit payments                                          27,557,702

Fees                                                                      80,508
                                                                    ------------

         Net increase                                                187,673,943

Net interplan transfers                                                2,592,696

Net assets available for benefits, at
  beginning of year                                                  347,560,842
                                                                    ------------
Net assets available for benefits, at
  end of year                                                       $537,827,481
                                                                    ============


See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN: 52-0886267
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

ADDITIONS
- ---------

Contributions:
  Participants                                                    $  51,907,550
  Non-cash employer                                                  28,532,919
  Rollovers                                                          12,723,822
  Non-cash supplemental                                              16,658,582
  Transfers from ESOP                                                   163,105
                                                                  -------------
         Total contributions                                        109,985,978
                                                                  -------------

Earnings on investments:
  Interest on participant loans                                         681,957
  Interest on guaranteed investment contracts                         5,592,442
  Dividends on common stock                                             303,588
  Net (loss) on disposition of assets                                (1,245,716)
  Unrealized (depreciation)                                         (57,412,969)
  Net gain from registered investment companies                       1,275,342
                                                                  -------------
         Total (losses) on investments                              (50,805,356)
                                                                  -------------

         Total additions                                             59,180,622
                                                                  -------------

DEDUCTIONS
- ----------

Participant benefit payments                                         13,106,868
                                                                  -------------

         Net increase                                                46,073,754

Net interplan transfers                                               3,079,747
Net loans                                                               (13,037)

Net assets available for benefits, at
  beginning of year                                                 298,420,378
                                                                  -------------
Net assets available for benefits, at
  end of year                                                     $ 347,560,842
                                                                  =============

See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN: 52-0886267
                   NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                           December 31, 1995 and 1994


NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the MCI Communications Corporation Retirement Savings Plan (the "Plan" or "RSP") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective July 1, 1988, MCI Communications Corporation (the "Company") added a 401(k) deferral feature, called the Retirement Savings Plan, as Part IV to its employee stock ownership plan and renamed the combined plan the MCI Communications Corporation Employee Stock Ownership Plan and 401(k). Effective October 1, 1993, the Plan was amended and restated to make changes deemed necessary or advisable to comply with applicable law and make other changes deemed desirable in order to effectuate the general purpose of the Plan. The MCI Communications Corporation Employee Stock Ownership Plan and 401(k) is comprised of two parts: Part I is an employee stock ownership plan, Part II (formerly Part
IV) is the Retirement Savings Plan. The accompanying financial statements are solely those of Part II, the MCI Communications Corporation Retirement Savings Plan, and are not intended to present the net assets available for benefits or the changes in net assets available for benefits of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) taken as a whole. The Company separately prepares an annual report on the overall MCI Communications Corporation Employee Stock Ownership Plan and 401(k) which is submitted to the Internal Revenue Service ("IRS") on Form 5500 and is made available to all employees upon request.

Effective January 1, 1994, the assets of the Retirement Savings Plan were combined with those of the MCI Consumer Markets 401(k) Plan ("401(k)") into the MCI Communications Corporation Defined Contribution Master Trust. This change was made to facilitate the modifications set forth in the paragraphs that follow. Under the terms of the master trust agreement, each plan has a specific interest in all assets and liabilities of the trust.

The Plan is a  defined  contribution,  deferred  savings  plan  and was  amended effective January 1, 1994. Under the Plan, employees become eligible to participate upon completion of one year of service with 1,000 hours of service and attainment of age 21. Eligible employees may elect to defer up to 15% of eligible compensation on a pre-tax basis, to be contributed to the Plan by the Company on behalf of such employees ("Elective Contributions"). Prior to January 1, 1994, employees could defer up to 10% of eligible compensation under the Plan. The first 6% of each participant's Elective Contributions is eligible for a Company matching contribution in the form of MCI Communications Corporation Common Stock. Effective January 1, 1994, the Company's matching contributions were increased from $.50 to $.67 for each eligible dollar of Elective Contributions made to the Plan. The Company's matching contribution is made
biweekly  and  is  determined  by  the  closing  price  of  MCI   Communications
Corporation Common Stock on the date posted to the participants' accounts. Participants' Elective Contributions are withheld from their biweekly paychecks and the Company transfers these contributions to the Plan each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service.

As of January 1, 1994, the investment funds available for elective contributions were increased from four to sixteen funds. Elective Contributions are invested in any of the sixteen investment funds in accordance with participants' instructions. The available investment funds are:

  -  MCI Common Stock Fund

         A fund investing in MCI Communications Corporation Common Stock. These shares of stock are qualified employer securities as defined by ERISA.

  -  EuroPacific Growth Fund

         A long term growth fund invested primarily in securities of issuers domiciled in Europe and the Pacific Basin. The fund's investment manager is Capital Research and Management Company.

  -  Putnam Voyager Fund

         A long term growth fund invested in a diversified portfolio of two types of common stocks: emerging growth stocks and opportunity stocks. The fund is managed by Putnam Investment Management, Inc.

  -  Dreyfus S&P 500 Stock Index Portfolio

         An equity index mutual fund invested in common stock which is comparable to the Standard & Poor's 500 Composite Stock Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement.

  -  Putnam Actively Managed Balanced Fund

         A growth and income fund invested in a blend of three Putnam mutual funds: Putnam Vista Fund, The Fund for Growth and Income and Putnam Income Fund. The fund is managed by Putnam Investment Management, Inc. and is subject to the policies established by the funds' Trustees.

  -  Scudder Income Fund

         An income fund invested primarily in high-grade corporate bonds, convertible bonds and government securities. The fund's investment management firm is Scudder, Stevens & Clark, Inc. They manage the fund's daily investment and business affairs subject to the policies established by the Board of Trustees of Scudder, Stevens & Clark, Inc.

  -  Putnam OTC Emerging Growth Fund

         A growth and income fund invested primarily in "emerging growth" stocks traded in the over-the-counter (OTC) market. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam New Opportunities Fund

         A growth fund invested primarily in common stock of companies in economic sectors with above-average prospects for growth. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Vista Fund

         A growth fund invested primarily in well-researched growth stocks of medium-sized companies. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Investors Fund

         A growth fund invested primarily in high-quality, domestic, common stocks. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  The Putnam Fund for Growth and Income

         A growth and income fund invested primarily in income-producing stocks, i.e., stocks that pay high dividends. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Convertible Income-Growth Trust

         An income and growth fund invested primarily in convertible bonds and convertible preferred stocks, but may also invest in common stock and other nonconvertible securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam High Yield Advantage Fund

         An income fund invested primarily in lower rated bonds ("junk bonds"). Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Global Government Income Trust

         A non-diversified income fund invested principally in debt securities of foreign or U.S. governmental entities, including supranational issuers. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Diversified Income Trust

         An income fund invested primarily in U.S. government, high yield and international fixed income securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Stable Asset Fund

         The fund consists primarily of guaranteed investment contracts (GICs) issued by insurance companies and contracts with other financial institutions that offer fixed interest rates on investments. This fund was formerly known as the Long-Term Fixed Income Fund. The fund seeks to maintain a constant book value of $1.00 per share. The guaranteed rates of interest range from 5.6% to 9.1% at December 31, 1995.

         The following guaranteed investment contracts were held individually by the Master Trust as of December 31:

                                                Contract Value
                                                --------------
                                                                      Contract
                                              1995          1994        Rate
                                              ----          ----        ----
        Aetna Life Insurance              $ 19,041,899  $ 17,859,506    6.63%

        Allstate Life Insurance              6,113,549     5,772,945    5.90%

        John Hancock Mutual Life Insurance  13,198,728    12,215,389    8.05%

        Metropolitan Life Insurance         13,623,754    12,503,446    8.96%

        New York Life Insurance              8,281,679     7,753,634    6.82%

        New York Life Insurance              5,369,604             0    8.08%

        Peoples Security Insurance Company   7,400,229     7,318,368    5.72%

        Peoples Security Insurance Company   5,219,396     5,242,046    5.86%

        Principal Mutual Life Insurance     14,445,534    19,764,398    9.10%

        Prudential Life Insurance            5,634,458     4,975,399    7.00%

        TransAmerica Life Insurance          3,426,163     5,139,244    5.60%

        TransAmerica Life Insurance          2,543,520             0    7.25%

     The cumulative rate was 7.26% and 7.49% for the years ended December 31, 1995 and 1994, respectively.

     This fund also includes investment in the Mellon Bank Temporary Investment Fund (TIF) to satisfy any liquidity needs and also serves as a temporary account to hold funds from maturing interests.

Effective July 1, 1995, the Plan decreased the number of investment options to seven funds. Participants with balances in the funds that were eliminated were allowed to reallocate their fund balances into the seven remaining funds. The available investment funds after July 1, 1995 are:

  -  MCI Common Stock Fund

  -  EuroPacific Growth Fund

  -  Putnam Voyager Fund

  -  Dreyfus S&P 500 Stock Index Portfolio

  -  Putnam New Opportunities Fund

  -  Stable Asset Fund;

these six funds are described above, and the

  -  Putnam Balanced Retirement Fund

         A growth and income fund invested in a diversified portfolio of equity and debt securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

Each individual's investment in the funds is recorded in their participant account on a unit value basis with the exception of MCI Common Stock Fund which is recorded on a per share basis. The Plan is processed on a daily valuation basis. Prior to January 1, 1994, all funds, with the exception of the MCI Common Stock Fund, were tracked on a dollar valuation basis and were processed on a monthly valuation basis.

Participants may transfer all or part of the balance in their Elective Contributions and related earnings from one fund to another once each calendar month. Participants may reallocate their matching contributions balance that is 100% vested as of the prior year end once per Plan Year. Participants may change the allocation of their future contributions among funds with unlimited frequency. Participants' allocations are affected by the last change placed prior to payroll processing.

In accordance with the terms of the Plan, the Company is entitled to make a supplemental contribution to the Plan, either in cash or shares of the Company's Common Stock, in amounts as determined by the Company's Board of Directors. The supplemental contributions are allocated among Plan participants at the end of each Plan year based on their eligible compensation. Participants become vested in their share of the supplemental contribution at the rate of 20% per year of credited service.

There were no supplemental contributions made during the year ended December 31, 1995. During the year ended December 31, 1994, a supplemental contribution of 1.87% of the eligible compensation of all employees who had fulfilled the eligibility requirements for the Plan was made. This contribution in the amount of $16,658,582, was made in the form of 728,244 shares of the Company's Common Stock.

The Plan allows participants to borrow up to one-half of their vested account balances (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Effective January 1, 1995, the Plan charges a $30 origination fee for loans. Loan proceeds are disbursed pro rata from each of the participants' investment funds, and are repaid through biweekly payroll deductions. Loan repayments of principal and interest are invested based on the participants' current investment elections. Interest rates for new loans are determined monthly based on the prime rate as published on the first business day of each month in THE WALL STREET JOURNAL, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full by a cashier's or certified check. During the Plan years ended December 31, 1995 and 1994, $11,419,704 and $12,314,062 in loans were disbursed and principal repayments of $6,720,130 and $4,018,930, respectively, were made.

Certain participants have the right to diversify a portion of their account in the Employee Stock Ownership Plan (ESOP), Part I of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) and transfer a portion of their account to the 401(k). Participants in the ESOP, who have attained at least 55 years of age and have been a member of the ESOP for at least ten years, are eligible to diversify under these provisions. During 1995 and 1994, 32,820 and 7,732 shares of MCI Communications Corporation Common Stock at a fair market value on the diversification date of $722,038 and $163,105, respectively, were transferred from the ESOP to the RSP pursuant to these provisions. In addition to ESOP diversification, during 1995 and 1994, 238,173 and 730 shares of MCI Communications Corporation Common Stock at a fair market value on the diversification date of $5,656,455 and $16,151, respectively, were transferred from the Employer Matching Contributions accounts to the Elective Contributions accounts pursuant to these provisions.

Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account balance of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant is under age 59 1/2 and can demonstrate an economic hardship (as defined in the Plan). A participant who has attained age 59 1/2 may withdraw all or any portion of his Elective Contributions account in accordance with the terms of the Plan. Upon termination of employment, a participant receives all vested assets in accounts established on his behalf under the Plan. Non-vested portions of a terminated participant's accounts are forfeited and used to offset future Company matching contributions. Effective January 1, 1995, participants who terminate employment and elect to keep their funds in the Plan are charged a $20 annual account maintenance fee. The Plan was amended effective January 24, 1995, to provide for the distribution in a lump sum of terminated participant accounts with a vested balance of less than $3,500. This distribution occurs no sooner than six months after the participant's termination of employment date. As of December 31, 1995 and 1994, forfeitures included in the Plan were $695,734 and $67,466, respectively, which included 26,163 and 3,229 forfeited shares of MCI Communications Corporation Common Stock, at year-end fair market values of $683,508 and $59,333, respectively.

The Plan is not a defined benefit plan and accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. The Company is the plan administrator and has appointed an Administrative Committee to administer the Plan. The Administrative Committee is responsible for carrying out the provisions of the Plan and may employ such experts as deemed necessary. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The recordkeeper for the Plan is Putnam Investments, Inc. The Company reserves its rights under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. The Company has not expressed any intention to discontinue its contributions nor to terminate the Plan.

The Plan's holdings of MCI Communications Corporation Common Stock, various Putnam Investments, Inc. mutual funds, and a Mellon Bank mutual fund and collective trust account are party-in-interest investments.

NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The financial statements for the Plan are prepared on the accrual basis of accounting.

The Plan's distribution of the Company's Common Stock to participants is at the fair market value as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value to the Plan of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchase and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income. During 1995, the Plan adopted American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Defined contribution plans should report fully-benefit responsive investment contracts at contract value, which may or may not be equal to fair value, and all other investment contracts at fair value. All guaranteed investment contracts held by the Plan at December 31, 1995 were fully-benefit responsive, and therefore are valued at contract value.

Participant loans are valued at cost which approximates fair value.

Administrative expenses of the Plan are paid by the Company.

NOTE 3 - MASTER TRUST

Effective January 1, 1994, MCI Communications Corporation established the MCI Communications Corporation Defined Contribution Master Trust (the "Master Trust", for the purpose of facilitating modifications to the Plan. The Master Trust is intended to be a tax-exempt trust within the meaning of Section 501(a) of the Internal Revenue Code. The administration of the Master Trust is the responsibility of the trustee. All Plan investments are included in the Master Trust.

The Master Trust consists of a pool of individual investments in which the Plan and the 401(k) have a shared participation through Master Trust units. Net assets and net investment gains and losses are allocated to each participating plan based on units of participation held by the respective plans. Each unit represents a proportionate, specific interest in the Master Trust. The Plan had a specific interest in the Master Trust of $537,827,481 and $347,560,842 representing approximately 89% and 90% of the net assets of the Master Trust as of December 31, 1995 and 1994, respectively.

The fund information below presents the percentage interest of each plan in the Master Trust using specific identification:


                                                                                      Percentage Interest
                                               Master Trust                           -------------------
         Plan Name                          Investment Account                        12/31/95         12/31/94
- ---------------------            ----------------------------------                   --------         --------

MCI Communications               EuroPacific Growth Fund                                87.35%           89.12%
  Corporation                    Putnam Balanced Fund                                    0.00%           89.02%
  Retirement Savings             Scudder Income Fund                                     0.00%           89.78%
  Plan                           Dreyfus S&P 500 Stock Index                            88.43%           88.08%
  EIN: 52-0886267                Putnam Growth & Income                                  0.00%           88.94%
                                 Putnam Investors Fund                                   0.00%           92.62%
                                 Putnam Vista Fund                                       0.00%           91.62%
                                 Putnam Voyager Fund                                    92.20%           92.79%
                                 Putnam Convertible Income-Growth                        0.00%           93.25%
                                 Putnam High Yield Advantage                             0.00%           90.68%
                                 Putnam Global Gov't Income                              0.00%           91.76%
                                 Putnam OTC Emerging Growth                              0.00%           92.09%
                                 Putnam Diversified Income                               0.00%           86.85%
                                 Stable Asset Fund                                      90.52%           89.64%
                                 Putnam New Opportunities                               88.39%           91.81%
                                 Putnam Balanced Retirement                             87.94%            0.00%
                                 MCI Common Stock                                       88.40%           89.95%
                                 Participant Loans                                      87.88%           88.55%

MCI Consumer Markets             EuroPacific Growth Fund                                12.65%           10.88%
  401(k) Plan                    Putnam Balanced Fund                                    0.00%           10.98%
  EIN: 13-2745892                Scudder Income Fund                                     0.00%           10.22%
                                 Dreyfus S&P 500 Stock Index                            11.57%           11.92%
                                 Putnam Growth & Income                                  0.00%           11.06%
                                 Putnam Investors Fund                                   0.00%            7.38%
                                 Putnam Vista Fund                                       0.00%            8.38%
                                 Putnam Voyager Fund                                     7.80%            7.21%
                                 Putnam Convertible Income-Growth                        0.00%            6.75%
                                 Putnam High Yield Advantage                             0.00%            9.32%
                                 Putnam Global Gov't Income                              0.00%            8.24%
                                 Putnam OTC Emerging Growth                              0.00%            7.91%
                                 Putnam Diversified Income                               0.00%           13.15%
                                 Stable Asset Fund                                       9.48%           10.36%
                                 Putnam New Opportunities                               11.61%            8.19%
                                 Putnam Balanced Retirement                             12.06%            0.00%
                                 MCI Common Stock                                       11.60%           10.05%
                                 Participant Loans                                      12.12%           11.45%

The following pages present the net assets available for benefits and changes in net assets available for benefits for the Master Trust in which the Plan and 401(k) participate.


                                    MCI COMMUNICATIONS CORPORATION
                                   DEFINED CONTRIBUTION MASTER TRUST
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1995

                                                               EuroPacific     Dreyfus       Putnam        Stable
                                                                 Growth        S&P 500       Voyager        Asset
                                                                  Fund       Stock Index      Fund          Fund
              ASSETS                                          ------------- ------------- ------------- -------------
              ------
Contribution receivables:
  Employee                                                    $     14,237  $     22,898  $     46,507  $     40,196
  Employer                                                               0             0             0             0
                                                              ------------- ------------- ------------- -------------
    Total contribution receivables                                  14,237        22,898        46,507        40,196


Non-interest bearing cash                                            1,652        72,460        88,919       144,577

Other receivables                                                  258,009       334,968        60,967         1,478

Investments, at fair value:
  Common stock                                                           0             0             0             0
  Common/collective trusts                                              14        12,491         1,703     1,584,427
  Registered investment companies                               14,850,336    58,410,869*  107,447,827*            0
  Participant loans                                                      0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                               0             0             0   104,298,513*
                                                              ------------- ------------- ------------- -------------
Total assets                                                    15,124,248    58,853,686   107,645,923   106,069,191
                                                              ------------- ------------- ------------- -------------
            LIABILITIES
            -----------
Operating payables                                                 258,009       334,957        88,909        25,089
                                                              ------------- ------------- ------------- -------------

Net assets available for benefits                             $ 14,866,239  $ 58,518,729  $107,557,014  $106,044,102
                                                              ============= ============= ============= =============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan                  $ 12,985,468  $ 51,748,402  $ 99,167,158  $ 95,991,937
  MCI Consumer Markets 401(k) Plan                               1,880,771     6,770,327     8,389,856    10,052,165
                                                              ------------- ------------- ------------- -------------
Total                                                         $ 14,866,239  $ 58,518,729  $107,557,014  $106,044,102
                                                              ============= ============= ============= =============


*  Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1995

                                                       Putnam        Putnam         MCI
                                                        New         Balanced      Common     Participant
                                                   Opportunities   Retirement      Stock        Loans         Total
        ASSETS                                     ------------- ------------- ------------- ------------ -------------
        ------
Contribution receivables:
  Employee                                         $     26,865  $     19,313  $     51,919  $         0  $    221,935
  Employer                                                    0             0       126,693            0       126,693
                                                   ------------- ------------- ------------- ------------ -------------
    Total contribution receivables                       26,865        19,313       178,612            0       348,628


Non-interest bearing cash                                     0             0             0            0       307,608

Other receivables                                        17,119       177,650             0            0       850,191

Investments, at fair value:
  Common stock                                                0             0   246,431,822*           0   246,431,822
  Common/collective trusts                                1,395         1,213        22,393            0     1,623,636
  Registered investment companies                    28,406,193    19,099,867             0            0   228,215,092
  Participant loans                                           0             0             0   20,447,333    20,447,333

Investments, at contract value:
  Value of guaranteed investment contracts                    0             0             0            0   104,298,513
                                                   ------------- ------------- ------------- ------------ -------------
Total assets                                         28,451,572    19,298,043   246,632,827   20,447,333   602,522,823
                                                   ------------- ------------- ------------- ------------ -------------
            LIABILITIES
            -----------
Operating payables                                            0       193,585             0            0       900,549
                                                   ------------- ------------- ------------- ------------ -------------

Net assets available for benefits                  $ 28,451,572  $ 19,104,458  $246,632,827  $20,447,333  $601,622,274
                                                   ============= ============= ============= ============ =============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan       $ 25,147,778  $ 16,800,069  $218,017,594  $17,969,075  $537,827,481
  MCI Consumer Markets 401(k) Plan                    3,303,794     2,304,389    28,615,233    2,478,258    63,794,793
                                                   ------------- ------------- ------------- ------------ -------------
Total                                              $ 28,451,572  $ 19,104,458  $246,632,827  $20,447,333  $601,622,274
                                                   ============= ============= ============= ============ =============


*  Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
              ASSETS                            ----------- ----------- ----------- ------------ ----------- ---------
              ------
Contributions receivable:
  Employee                                      $   10,921  $    6,530  $    3,005  $    21,810  $    2,677  $    640
  Employer                                               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contributions receivable                  10,921       6,530       3,005       21,810       2,677       640


Other receivables                                    8,777       5,944           0       30,605         348       182

Investments, at fair value:
  Common stock                                           0           0           0            0           0         0
  Common/collective trusts                               0           0           0          125           0         0
  Registered investment companies                6,427,590   3,512,185   1,874,242   36,015,159*  1,909,296   430,005
  Participant loans                                      0           0           0            0           0         0

Investments, at contract value:
  Value of guaranteed investment contracts               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total assets                                     6,447,288   3,524,659   1,877,247   36,067,699   1,912,321   430,827
                                                ----------- ----------- ----------- ------------ ----------- ---------
            LIABILITIES
            -----------
Operating payables                                       0           0       5,764            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------

Net assets available for benefits               $6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan    $5,746,106  $3,137,589  $1,680,310  $31,769,787  $1,700,841  $399,028
  MCI Consumer Markets 401(k) Plan                 701,182     387,070     191,173    4,297,912     211,480    31,799
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total                                           $6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========

* Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
              ASSETS                           --------- ------------ ------------- ---------- ------------ ------------
              ------
Contributions receivable:
  Employee                                     $  1,016  $    33,483  $        916  $     460  $       407  $     3,470
  Employer                                            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contributions receivable                1,016       33,483           916        460          407        3,470


Other receivables                                16,940       53,553         3,967          0          492        7,382

Investments, at fair value:
  Common stock                                        0            0             0          0            0            0
  Common/collective trusts                            0        1,588             0          0            0            0
  Registered investment companies               970,118   62,645,356*      709,251    419,598      212,661    3,032,240
  Participant loans                                   0            0             0          0            0            0

Investments, at contract value:
  Value of guaranteed investment contracts            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Total assets                                    988,074   62,733,980       714,134    420,058      213,560    3,043,092
                                               --------- ------------ ------------- ---------- ------------ ------------
            LIABILITIES
            -----------
Operating payables                                    0            0             0      3,944            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------

Net assets available for benefits              $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan   $905,290  $58,211,117  $    665,896  $ 377,317  $   195,954  $ 2,802,380
  MCI Consumer Markets 401(k) Plan               82,784    4,522,863        48,238     38,797       17,606      240,712
                                               --------- ------------ ------------- ---------- ------------ ------------
Total                                          $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============


* Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1994

                                                Putnam       Stable        Putnam          MCI
                                              Diversified     Asset          New         Common     Participant
                                                Income        Fund      Opportunities     Stock         Loans        Total
              ASSETS                          ----------- ------------- ------------- ------------- ------------ -------------
              ------
Contributions receivable:
  Employee                                    $      344  $     50,801  $      2,896  $     58,178  $         0  $    197,554
  Employer                                             0             0             0       117,255            0       117,255
                                              ----------- ------------- ------------- ------------- ------------ -------------
    Total contributions receivable                   344        50,801         2,896       175,433            0       314,809


Other receivables                                  3,936         1,893             0             7            0       134,026

Investments, at fair value:
  Common stock                                         0             0             0   146,194,183*           0   146,194,183
  Common/collective trusts                             0     1,406,194             0         4,390            0     1,412,297
  Registered investment companies                359,063             0     4,615,388             0            0   123,132,152
  Participant loans                                    0             0             0             0   15,941,326    15,941,326

Investments, at contract value:
  Value of guaranteed investment contracts             0    98,544,375*            0             0            0    98,544,375
                                              ----------- ------------- ------------- ------------- ------------ -------------
Total assets                                     363,343   100,003,263     4,618,284   146,374,013   15,941,326   385,673,168
                                              ----------- ------------- ------------- ------------- ------------ -------------
            LIABILITIES
            -----------
Operating payables                                     0             0           271             0            0         9,979
                                              ----------- ------------- ------------- ------------- ------------ -------------

Net assets available for benefits             $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                              =========== ============= ============= ============= ============ =============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan  $  315,561  $ 89,640,220  $  4,239,947  $131,656,672  $14,116,827  $347,560,842
  MCI Consumer Markets 401(k) Plan                47,782    10,363,043       378,066    14,717,341    1,824,499    38,102,347
                                              ----------- ------------- ------------- ------------- ------------ -------------
Total                                         $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                              =========== ============= ============= ============= ============ =============

* Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                               EuroPacific    Putnam       Scudder     Dreyfus      Putnam     Putnam      Putnam
                                                 Growth      Balanced      Income      S&P 500     Growth &   Investors     Vista
                                                  Fund         Fund         Fund     Stock Index    Income      Fund        Fund
ADDITIONS                                     ------------ ------------ ----------- ------------ ----------- ---------- -----------
- ---------
Contributions:
  Participants                                 $ 5,251,972  $ 1,248,922  $  577,090  $ 8,827,241  $  565,945  $ 123,673 $   243,681
  Non-cash employer                                      0            0           0            0           0          0           0
  Rollovers                                        791,446      241,301     119,561      745,493     227,021     37,701      90,302
  Transfers from ESOP                               66,721            0           0       54,377           0          0           0
                                               ------------ ------------ ----------- ------------ ----------- ---------- -----------
    Total contributions                          6,110,139    1,490,223     696,651    9,627,111     792,966    161,374     333,983
                                               ------------ ------------ ----------- ------------ ----------- ---------- -----------
Earnings on investments:
  Interest on participant loans                          0            0           0            0           0          0           0
  Interest on guaranteed investment contracts            0            0           0            0           0          0           0
  Dividends on common stock                              0            0           0            0           0          0           0
  Net gain on disposition of assets                      0            0           0            0           0          0           0
  Unrealized appreciation of assets                      0            0           0            0           0          0           0
  Net gain from registered investment
    companies                                    1,280,651      710,463     247,679   14,536,948     432,773    109,244     208,851
                                               ------------ ------------ ----------- ------------ ----------- ---------- -----------
    Total earnings on investments                1,280,651      710,463     247,679   14,536,948     432,773    109,244     208,851
                                               ------------ ------------ ----------- ------------ ----------- ---------- -----------
Total additions                                  7,390,790    2,200,686     944,330   24,164,059   1,225,739    270,618     542,834

DEDUCTIONS
- ----------
Participant benefit payments                       530,494      195,674      79,766    2,450,337      61,244     10,369      24,012

Fees                                                 3,587          920         440       11,812         340        130         168
                                               ------------ ------------ ----------- ------------ ----------- ---------- -----------
Net increase                                     6,856,709    2,004,092     864,124   21,701,910   1,164,155    260,119     518,654

Transfers from (to):
  Other master trust investment accounts         1,567,927   (5,496,998) (2,728,202)   1,451,525  (3,060,910)  (678,260) (1,514,509)
  Net loans                                         (5,685)     (31,753)     (7,405)    (710,327)    (15,566)   (12,686)      7,781
  Western Union International Collectively
    Bargained Plan                                       0            0           0        7,922           0          0           0

Net assets available for benefits, at
  beginning of year                              6,447,288    3,524,659   1,871,483   36,067,699   1,912,321    430,827     988,074
                                               ------------ ------------ ----------- ------------ ----------- ---------- -----------
Net assets available for benefits, at
  end of year                                  $14,866,239  $         0  $        0  $58,518,729  $        0  $       0  $        0
                                               ============ ============ =========== ============ =========== ========== ===========

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995


                                                    Putnam        Putnam       Putnam      Putnam       Putnam      Putnam
                                                    Voyager     Convertible  High Yield Global Gov't OTC Emerging Diversified
                                                     Fund      Income-Growth  Advantage    Income       Growth      Income
ADDITIONS                                        ------------- ------------- ---------- ------------ ------------ -----------
- ---------
Contributions:
  Participants                                   $ 16,872,907  $    198,879  $ 130,518  $    60,923  $ 1,036,061  $   81,012
  Non-cash employer                                         0             0          0            0            0           0
  Rollovers                                         1,286,559        59,077     25,654        7,986      189,639      26,713
  Transfers from ESOP                                  81,661             0          0            0            0           0
                                                 ------------- ------------- ---------- ------------ ------------ -----------
    Total contributions                            18,241,127       257,956    156,172       68,909    1,225,700     107,725
                                                 ------------- ------------- ---------- ------------ ------------ -----------
Earnings on investments:
  Interest on participant loans                             0             0          0            0            0           0
  Interest on guaranteed investment contracts               0             0          0            0            0           0
  Dividends on common stock                                 0             0          0            0            0           0
  Net gain on disposition of assets                         0             0          0            0            0           0
  Unrealized appreciation of assets                         0             0          0            0            0           0
  Net gain from registered investment
    companies                                      28,079,036       107,684     57,739       16,807      663,984      40,082
                                                 ------------- ------------- ---------- ------------ ------------ -----------
     Total earnings on investments                 28,079,036       107,684     57,739       16,807      663,984      40,082
                                                 ------------- ------------- ---------- ------------ ------------ -----------
Total additions                                    46,320,163       365,640    213,911       85,716    1,889,684     147,807

DEDUCTIONS
- ----------
Participant benefit payments                        5,020,074        12,105     17,737        4,797      109,631      19,295

Fees                                                   21,203           239        136           42          646          58
                                                 ------------- ------------- ---------- ------------ ------------ -----------
Net increase                                       41,278,886       353,296    196,038       80,877    1,779,407     128,454

Transfers from (to):
  Other master trust investment accounts            4,780,658    (1,045,665)  (611,710)    (296,290)  (4,812,448)   (485,856)
  Net loans                                        (1,268,072)      (21,765)      (442)       1,853      (10,051)     (5,941)
  Western Union International Collectively
    Bargained Plan                                     31,562             0          0            0            0           0

Net assets available for benefits, at
  beginning of year                                62,733,980       714,134    416,114      213,560    3,043,092     363,343
                                                 ------------- ------------- ---------- ------------ ------------ -----------
Net assets available for benefits, at
  end of year                                    $107,557,014  $          0  $       0  $         0  $         0  $        0
                                                 ============= ============= ========== ============ ============ ===========

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                   Stable        Putnam         Putnam         MCI
                                                    Asset          New         Balanced      Common      Participant
                                                    Fund      Opportunities   Retirement      Stock         Loans         Total
ADDITIONS                                       ------------- ------------- ------------- ------------- ------------- -------------
- ---------
Contributions:
  Participants                                  $ 11,915,844  $  5,436,882  $  3,080,954  $ 15,451,668  $          0  $ 71,104,172
  Non-cash employer                                        0             0             0    38,743,079             0    38,743,079
  Rollovers                                        1,214,460     1,006,870       396,986       752,466             0     7,219,235
  Transfers from ESOP                                334,063        55,454        53,836        75,926             0       722,038
                                                ------------- ------------- ------------- ------------- ------------- -------------
    Total contributions                           13,464,367     6,499,206     3,531,776    55,023,139             0   117,788,524
                                                ------------- ------------- ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                            0             0             0             0     1,668,598     1,668,598
  Interest on guaranteed investment contracts      7,160,055             0             0             0             0     7,160,055
  Dividends on common stock                                0             0             0       456,852             0       456,852
  Net gain on disposition of assets                        0             0             0     2,798,630             0     2,798,630
  Unrealized appreciation of assets                        0             0             0    66,162,577             0    66,162,577
  Net gain from registered investment
    companies                                              0     5,545,511     1,701,843             0             0    53,739,295
                                                ------------- ------------- ------------- ------------- ------------- -------------
     Total earnings on investments                 7,160,055     5,545,511     1,701,843    69,418,059     1,668,598   131,986,007
                                               ------------- ------------- ------------- ------------- ------------- -------------
Total additions                                   20,624,422    12,044,717     5,233,619   124,441,198     1,668,598   249,774,531

DEDUCTIONS
- ----------
Participant benefit payments                       8,079,761       722,038       558,121    14,459,032     1,480,795    33,835,282

Fees                                                  28,684         3,424         2,619        34,554             0       109,002
                                                ------------- ------------- ------------- ------------- ------------- -------------
Net increase                                      12,515,977    11,319,255     4,672,879   109,947,612       187,803   215,830,247

Transfers from (to):
  Other master trust investment accounts          (5,022,366)   12,473,352    14,416,962    (8,937,210)            0             0
  Net loans                                       (1,493,070)       40,952        14,617      (791,294)    4,308,854             0
  Western Union International Collectively
    Bargained Plan                                    40,298             0             0        39,706         9,350       128,838

Net assets available for benefits, at
  beginning of year                              100,003,263     4,618,013             0   146,374,013    15,941,326   385,663,189
                                                ------------- ------------- ------------- ------------- ------------- -------------
Net assets available for benefits, at
  end of year                                   $106,044,102  $ 28,451,572  $ 19,104,458  $246,632,827  $ 20,447,333  $601,622,274
                                                ============= ============= ============= ============= ============= =============

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
ADDITIONS                                       ----------- ----------- ----------- ------------ ----------- ---------
- ---------
Contributions:
  Participants                                  $2,783,794  $1,612,533  $  790,928  $ 8,365,101  $  675,924  $157,084
  Non-cash employer                                      0           0           0            0           0         0
  Rollovers                                      1,024,708   1,186,247     768,095      662,500     807,794   164,611
  Non-cash supplemental                                  0           0           0            0           0         0
  Transfers from ESOP                               12,329      11,688       4,728       10,332       9,873     2,130
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contributions                          3,820,831   2,810,468   1,563,751    9,037,933   1,493,591   323,825
                                                ----------- ----------- ----------- ------------ ----------- ---------
Earnings on investments:
  Interest on participant loans                          0           0           0            0           0         0
  Interest on guaranteed investment contracts            0           0           0            0           0         0
  Dividends on common stock                              0           0           0            0           0         0
  Net (loss) on disposition of assets                    0           0           0            0           0         0
  Unrealized (depreciation) of assets                    0           0           0            0           0         0
  Net (loss) gain from registered investment
    companies                                      (40,315)      5,979       9,607      457,771      15,906     1,297
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total (losses) earnings on investments         (40,315)      5,979       9,607      457,771      15,906     1,297
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total additions                                  3,780,516   2,816,447   1,573,358    9,495,704   1,509,497   325,122

DEDUCTIONS
- ----------

Participant benefit payments                        78,712      20,896      18,709    1,051,210      13,612     2,227
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net increase                                     3,701,804   2,795,551   1,554,649    8,444,494   1,495,885   322,895

Transfers from (to):
  Other master trust investment accounts         2,788,105     813,772     362,821   (3,044,215)    470,858   115,520
  Net loans                                        (42,621)    (84,664)    (45,987)  (1,114,907)    (54,422)   (7,588)
  Western Union International Collectively
    Bargained Plan                                       0           0           0       11,486           0         0

Net assets available for benefits, at
  beginning of year                                      0           0           0   31,770,841           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net assets available for benefits, at
  end of year                                   $6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
ADDITIONS                                      --------- ------------ ------------- ---------- ------------ ------------
- ---------
Contributions:
  Participants                                 $340,241  $15,026,938  $    276,157  $ 168,550  $    88,997  $ 1,288,038
  Non-cash employer                                   0            0             0          0            0            0
  Rollovers                                     437,051    1,549,601       317,076    205,946       74,972      642,623
  Non-cash supplemental                               0            0             0          0            0            0
  Transfers from ESOP                             8,388       10,763         1,250      4,509        9,392        5,501
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contributions                         785,680   16,587,302       594,483    379,005      173,361    1,936,162
                                               --------- ------------ ------------- ---------- ------------ ------------
Earnings on investments:
  Interest on participant loans                       0            0             0          0            0            0
  Interest on guaranteed investment contracts         0            0             0          0            0            0
  Dividends on common stock                           0            0             0          0            0            0
  Net (loss) on disposition of assets                 0            0             0          0            0            0
  Unrealized (depreciation) of assets                 0            0             0          0            0            0
  Net (loss) gain from registered investment
    companies                                     3,250      590,284        (2,103)   (10,943)      (5,915)     242,285
                                               --------- ------------ ------------- ---------- ------------ ------------
     Total (losses) earnings on investments       3,250      590,284        (2,103)   (10,943)      (5,915)     242,285
                                               --------- ------------ ------------- ---------- ------------ ------------
Total additions                                 788,930   17,177,586       592,380    368,062      167,446    2,178,447

DEDUCTIONS
- ----------

Participant benefit payments                      7,118    1,885,218         3,112      3,332          264       20,806
                                               --------- ------------ ------------- ---------- ------------ ------------
Net increase                                    781,812   15,292,368       589,268    364,730      167,182    2,157,641

Transfers from (to):
  Other master trust investment accounts        237,960   (2,989,223)      137,008     71,319       50,580      914,427
  Net loans                                     (31,698)  (1,955,198)      (12,142)   (19,935)      (4,202)     (28,976)
  Western Union International Collectively
    Bargained Plan                                    0        9,774             0          0            0            0

Net assets available for benefits, at
  beginning of year                                    0   52,376,259             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Net assets available for benefits, at
  end of year                                  $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Putnam       Stable        Putnam          MCI
                                              Diversified     Asset          New         Common     Participant
                                                Income        Fund      Opportunities     Stock        Loans         Total
ADDITIONS                                     ----------- ------------- ------------- ------------- ------------ -------------
- ---------
Contributions:
  Participants                                 $  109,922  $ 12,963,883  $  1,669,859  $ 15,866,347  $         0  $ 62,184,296
  Non-cash employer                                     0             0             0    34,411,079            0    34,411,079
  Rollovers                                       445,952     2,679,107     1,181,940     1,237,619            0    13,385,842
  Non-cash supplemental                                 0             0             0    20,000,002            0    20,000,002
  Transfers from ESOP                               2,252        11,732         6,156        52,082            0       163,105
                                               ----------- ------------- ------------- ------------- ------------ -------------
    Total contributions                           558,126    15,654,722     2,857,955    71,567,129            0   130,144,324
                                               ----------- ------------- ------------- ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                         0             0             0             0      761,327       761,327
  Interest on guaranteed investment contracts           0     6,131,620             0             0            0     6,131,620
  Dividends on common stock                             0             0             0       339,260            0       339,260
  Net (loss) on disposition of assets                   0             0             0    (1,417,410)           0    (1,417,410)
  Unrealized (depreciation) of assets                   0             0             0   (63,481,865)           0   (63,481,865)
  Net (loss) gain from registered investment
    companies                                      (6,865)            0       315,778             0            0     1,576,016
                                               ----------- ------------- ------------- ------------- ------------ -------------
     Total (losses) earnings on investments        (6,865)    6,131,620       315,778   (64,560,015)     761,327   (56,091,052)
                                               ----------- ------------- ------------- ------------- ------------ -------------
Total additions                                   551,261    21,786,342     3,173,733     7,007,114      761,327    74,053,272

DEDUCTIONS
- ----------

Participant benefit payments                        2,643     4,605,500        32,954     6,509,482      723,204    14,978,999
                                               ----------- ------------- ------------- ------------- ------------ -------------
Net increase                                      548,618    17,180,842     3,140,779       497,632       38,123    59,074,273

Transfers from (to):
  Other master trust investment accounts         (169,241)   (4,322,644)    1,573,958     2,988,995            0             0
  Net loans                                       (16,034)   (3,204,872)      (96,724)   (2,069,439)   8,791,674         2,265
  Western Union International Collectively
    Bargained Plan                                      0        44,413             0        42,169        3,279       111,121

Net assets available for benefits, at
  beginning of year                                     0    90,305,524             0   144,914,656    7,108,250   326,475,530
                                               ----------- ------------- ------------- ------------- ------------ -------------
Net assets available for benefits, at
  end of year                                  $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                               =========== ============= ============= ============= ============ =============


                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
                               SCHEDULE OF MASTER TRUST PARTICIPATION


                                   Current Value of Interest                         Year Ended December 31, 1995
                                 ----------------------------- ---------------------------------------------------------------
                                                                              Participant
                                  December 31,   December 31,                   Benefit                                      Net
Investment Account Interest:          1995          1994       Contributions    Payments      Net Loans  Net Transfers  Appreciation
                                 -------------- -------------- ------------- -------------- ------------ ------------- -------------

EuroPacific Growth Fund          $  12,985,468  $   5,746,106  $  5,184,204  $   (456,123)   $   (2,097) $  1,383,520  $   1,129,858
Putnam Balanced Fund                         0      3,137,589     1,258,108      (183,182)      (31,170)   (4,808,381)       627,036
Scudder Income Fund                          0      1,680,310       594,398       (68,206)       (7,580)   (2,422,097)       223,175
Dreyfus S&P 500 Stock Index         51,748,402     31,769,787     8,121,917    (2,083,269)     (550,185)    1,646,311     12,843,841
Putnam Growth & Income                       0      1,700,841       615,095       (49,339)      (16,903)   (2,633,595)       383,901
Putnam Investors Fund                        0        399,028       119,178        (9,546)       (9,081)     (599,449)        99,870
Putnam Vista Fund                            0        905,290       289,724       (19,765)       14,264    (1,375,315)       185,802
Putnam Voyager Fund                 99,167,158     58,211,117    15,560,977    (4,481,559)   (1,107,613)    4,983,596     26,000,640
Putnam Convertible Income-Growth             0        665,896       212,832       (11,133)      (15,069)     (949,651)        97,125
Putnam High Yield Advantage                  0        377,317       136,696       (16,116)         (554)     (550,192)        52,849
Putnam Global Gov't Income                   0        195,954        57,125        (4,607)        1,639      (265,182)        15,071
Putnam OTC Emerging Growth                   0      2,802,380     1,049,636       (99,708)        7,856    (4,364,665)       604,501
Putnam Diversified Income                    0        315,561        91,661       (18,198)       (7,565)     (415,912)        34,453
Stable Asset Fund                   95,991,937     89,640,220    11,230,911    (6,430,142)   (1,179,222)   (3,713,655)     6,443,825
Putnam New Opportunities            25,147,778      4,239,947     5,364,537      (647,168)       58,223    11,180,495      4,951,744
Putnam Balanced Retirement          16,800,069              0     2,909,640      (482,792)       37,843    12,834,319      1,501,059
MCI Common Stock                   218,017,594    131,656,672    45,809,276   (11,423,457)     (606,989)   (7,420,973)    60,003,065
Participant Loans
 (interest rates range 7% - 11%)    17,969,075     14,116,827             0    (1,153,900)    3,414,203        83,522      1,508,423
                                   ------------ -------------- ------------- --------------- ----------- ------------- -------------
       Total                     $ 537,827,481  $ 347,560,842  $ 98,605,915  $(27,638,210)   $        0  $  2,592,696  $ 116,706,238
                                 ============== ============== ============= =============== =========== ============= =============


NOTE 4 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The allocation of net assets available for benefits and the changes in net assets among the Plan's investment funds for the years ended December 31, 1995 and 1994 are presented on the following pages.


                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1995



                                                         EuroPacific     Dreyfus       Putnam        Stable
                                                           Growth        S&P 500      Voyager        Asset
                                                            Fund       Stock Index      Fund          Fund
                                                        ------------- ------------- ------------- -------------
              ASSETS
              ------

Non-interest bearing cash                               $      1,443  $     64,077  $     81,983  $    130,872

Other receivables                                            225,584       295,590        66,146         1,338

Investments, at fair value:
  Common stock                                                     0             0             0             0
  Common/collective trusts                                        12        11,046         1,571     1,434,180
  Registered investment companies                         12,984,013    51,637,924*   99,032,315*            0
  Participant loans                                                0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                         0             0             0    94,448,258*
                                                        ------------- ------------- ------------- -------------
Total assets                                              13,211,052    52,008,637    99,182,015    96,014,648
                                                        ------------- ------------- ------------- -------------

            LIABILITIES
            -----------

Operating payables                                           225,584       260,235        14,857        22,711
                                                        ------------- ------------- ------------- -------------

Net assets available for benefits                       $ 12,985,468  $ 51,748,402  $ 99,167,158  $ 95,991,937
                                                        ============= ============= ============= =============





*  Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1995



                                                       Putnam        Putnam        MCI
                                                        New         Balanced      Common      Participant
                                                   Opportunities   Retirement      Stock         Loans         Total
                                                   ------------- ------------- ------------- ------------- -------------
              ASSETS
              ------

Non-interest bearing cash                          $          0  $          0  $          0  $          0  $    278,375

Other receivables                                        21,387       161,058            51             0       771,154

Investments, at fair value:
  Common stock                                                0             0   217,997,790*            0   217,997,790
  Common/collective trusts                                1,233         1,067        19,753             0     1,468,862
  Registered investment companies                    25,125,158    16,808,405             0             0   205,587,815
  Participant loans                                           0             0             0    17,969,075    17,969,075

Investments, at contract value:
  Value of guaranteed investment contracts                    0             0             0             0    94,448,258
                                                   ------------- ------------- ------------- ------------- -------------
Total assets                                         25,147,778    16,970,530   218,017,594    17,969,075   538,521,329
                                                   ------------- ------------- ------------- ------------- -------------

            LIABILITIES
            -----------

Operating payables                                            0       170,461             0             0       693,848
                                                   ------------- ------------- ------------- ------------- -------------

Net assets available for benefits                  $ 25,147,778  $ 16,800,069  $218,017,594  $ 17,969,075  $537,827,481
                                                   ============= ============= ============= ============= =============




*  Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994




                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
                                                ----------- ----------- ----------- ------------ ----------- ---------
              ASSETS
              ------

Other receivables                               $    5,223  $    4,926  $        0  $    20,569  $      329  $    182

Investments, at fair value:
  Common stock                                           0           0           0            0           0         0
  Common/collective trusts                               0           0           0          110           0         0
  Registered investment companies                5,740,883   3,132,663   1,686,122   31,749,108*  1,700,512   398,846
  Participant loans                                      0           0           0            0           0         0

Investments, at contract value:
  Value of guaranteed investment contracts               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total assets                                     5,746,106   3,137,589   1,686,122   31,769,787   1,700,841   399,028
                                                ----------- ----------- ----------- ------------ ----------- ---------

            LIABILITIES
            -----------

Operating payables                                       0           0       5,812            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------

Net assets available for benefits               $5,746,106  $3,137,589  $1,680,310  $31,769,787  $1,700,841  $399,028
                                                =========== =========== =========== ============ =========== =========





* Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-088627
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994




                                               Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                Fund        Fund     Income-Growth  Advantage    Income       Growth
                                              --------- ------------ ------------- ---------- ------------ ------------
              ASSETS
              ------

Other receivables                             $ 16,940  $    43,565  $      3,884  $       0  $       492  $     7,298

Investments, at fair value:
  Common stock                                       0            0             0          0            0            0
  Common/collective trusts                           0        1,474             0          0            0            0
  Registered investment companies              888,350   58,166,078*      662,012    381,318      195,462    2,795,082
  Participant loans                                  0            0             0          0            0            0

Investments, at contract value:
  Value of guaranteed investment contracts           0            0             0          0            0            0
                                              --------- ------------ ------------- ---------- ------------ ------------
Total assets                                   905,290   58,211,117       665,896    381,318      195,954    2,802,380
                                              --------- ------------ ------------- ---------- ------------ ------------

            LIABILITIES
            -----------

Operating payables                                   0            0             0      4,001            0            0
                                              --------- ------------ ------------- ---------- ------------ ------------

Net assets available for benefits             $905,290  $58,211,117  $    665,896  $ 377,317  $   195,954  $ 2,802,380
                                              ========= ============ ============= ========== ============ ============





* Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994




                                              Putnam       Stable        Putnam          MCI
                                            Diversified     Asset          New         Common     Participant
                                              Income        Fund      Opportunities     Stock        Loans         Total
                                            ----------- ------------- ------------- ------------- ------------ -------------
              ASSETS
              ------

Other receivables                           $    3,936  $      1,697  $      3,948  $          6  $         0  $    112,995

Investments, at fair value:
  Common stock                                       0             0             0   131,652,717*           0   131,652,717
  Common/collective trusts                           0     1,260,512             0         3,949            0     1,266,045
  Registered investment companies              311,625             0     4,235,999             0            0   112,044,060
  Participant loans                                  0             0             0             0   14,116,827    14,116,827

Investments, at contract value:
  Value of guaranteed investment contracts           0    88,378,011*            0             0            0    88,378,011
                                            ----------- ------------- ------------- ------------- ------------ -------------
Total assets                                   315,561    89,640,220     4,239,947   131,656,672   14,116,827   347,570,655
                                            ----------- ------------- ------------- ------------- ------------ -------------

            LIABILITIES
            -----------

Operating payables                                   0             0             0             0            0         9,813
                                            ----------- ------------- ------------- ------------- ------------ -------------

Net assets available for benefits           $  315,561  $ 89,640,220  $  4,239,947  $131,656,672  $14,116,827  $347,560,842
                                            =========== ============= ============= ============= ============ =============




* Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                              EuroPacific     Putnam      Scudder      Dreyfus      Putnam     Putnam     Putnam
                                                Growth       Balanced     Income       S&P 500     Growth &  Investors    Vista
                                                 Fund          Fund        Fund      Stock Index    Income      Fund       Fund
ADDITIONS                                    ------------- ----------- ----------- ------------- ----------- --------- -----------
- ---------
Contributions:
  Participants                               $  4,390,561  $1,036,121  $  483,658  $  7,433,945  $  445,674  $102,315  $  211,700
  Non-cash employer                                     0           0           0             0           0         0           0
  Rollovers                                       726,922     221,987     110,740       633,595     169,421    16,863      78,024
  Transfers from ESOP                              66,721           0           0        54,377           0         0           0
                                             ------------- ----------- ----------- ------------- ----------- --------- -----------
    Total contributions                         5,184,204   1,258,108     594,398     8,121,917     615,095   119,178     289,724
                                             ------------- ----------- ----------- ------------- ----------- --------- -----------
Earnings on investments:
  Interest on participant loans                         0           0           0             0           0         0           0
  Interest on guaranteed investment contract            0           0           0             0           0         0           0
  Dividends on common stock                             0           0           0             0           0         0           0
  Net gain on disposition of assets                     0           0           0             0           0         0           0
  Unrealized appreciation of assets                     0           0           0             0           0         0           0
  Net gain from registered investment
    companies                                   1,129,858     627,036     223,175    12,843,841     383,901    99,870     185,802
                                             ------------- ----------- ----------- ------------- ----------- --------- -----------
    Total earnings on investments               1,129,858     627,036     223,175    12,843,841     383,901    99,870     185,802
                                             ------------- ----------- ----------- ------------- ----------- --------- -----------
Total additions                                 6,314,062   1,885,144     817,573    20,965,758     998,996   219,048     475,526

DEDUCTIONS
- ----------
Participant benefit payments                      453,332     182,456      67,840     2,074,793      49,062     9,451      19,622

Fees                                                2,791         726         366         8,476         277        95         143
                                             ------------- ----------- ----------- ------------- ----------- --------- -----------
Net increase                                    5,857,939   1,701,962     749,367    18,882,489     949,657   209,502     455,761

Transfers from (to):
  Other master trust investment accounts        1,299,583  (4,828,727) (2,422,280)    1,273,832  (2,638,716) (598,543) (1,330,877)
  Net loans                                        (2,097)    (31,170)     (7,580)     (550,185)    (16,903)   (9,081)     14,264
  MCI Consumer Markets 401(k) Plan                 83,937      20,346         183       364,557       5,121      (906)    (44,438)
  Western Union International Collectively
    Bargained Plan                                      0           0           0         7,922           0         0           0

Net assets available for benefits, at
  beginning of year                             5,746,106   3,137,589   1,680,310    31,769,787   1,700,841   399,028     905,290
                                             ------------- ----------- ----------- ------------- ----------- --------- -----------
Net assets available for benefits, at
  end of year                                $ 12,985,468  $        0  $        0  $ 51,748,402  $        0  $      0  $        0
                                             ============= =========== =========== ============= =========== ========= ===========

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                  Putnam        Putnam       Putnam      Putnam       Putnam      Putnam
                                                  Voyager     Convertible  High Yield Global Gov't OTC Emerging Diversified
                                                   Fund      Income-Growth  Advantage    Income       Growth      Income
ADDITIONS                                      ------------- ------------- ---------- ------------ ------------ -----------
- ---------
Contributions:
  Participants                                 $ 14,346,390  $    166,684  $ 111,042  $    49,139  $   894,852  $   64,948
  Non-cash employer                                       0             0          0            0            0           0
  Rollovers                                       1,132,926        46,148     25,654        7,986      154,784      26,713
  Transfers from ESOP                                81,661             0          0            0            0           0
                                               ------------- ------------- ---------- ------------ ------------ -----------
    Total contributions                          15,560,977       212,832    136,696       57,125    1,049,636      91,661
                                               ------------- ------------- ---------- ------------ ------------ -----------
Earnings on investments:
  Interest on participant loans                           0             0          0            0            0           0
  Interest on guaranteed investment contracts             0             0          0            0            0           0
  Dividends on common stock                               0             0          0            0            0           0
  Net gain on disposition of assets                       0             0          0            0            0           0
  Unrealized appreciation of assets                       0             0          0            0            0           0
  Net gain from registered investment
    companies                                    26,000,640        97,125     52,849       15,071      604,501      34,453
                                                ------------ ------------- ---------- ------------ ------------ -----------
     Total earnings on investments               26,000,640        97,125     52,849       15,071      604,501      34,453
                                                ------------ ------------- ---------- ------------ ------------ -----------
Total additions                                  41,561,617       309,957    189,545       72,196    1,654,137     126,114

DEDUCTIONS
- ----------
Participant benefit payments                      4,465,024        10,919     16,008        4,572       99,188      18,151

Fees                                                 16,535           214        108           35          520          47
                                                ------------ ------------- ---------- ------------ ------------ -----------
Net increase                                     37,080,058       298,824    173,429       67,589    1,554,429     107,916

Transfers from (to):
  Other master trust investment accounts          4,523,355      (950,771)  (549,601)    (265,628)  (4,353,550)   (416,410)
  Net loans                                      (1,107,613)      (15,069)      (554)       1,639        7,856      (7,565)
  MCI Consumer Markets 401(k) Plan                  428,679         1,120       (591)         446      (11,115)        498
  Western Union International Collectively
    Bargained Plan                                   31,562             0          0            0            0           0

Net assets available for benefits, at
  beginning of year                              58,211,117       665,896    377,317      195,954    2,802,380     315,561
                                               ------------- ------------- ---------- ------------ ------------ -----------
Net assets available for benefits, at
  end of year                                  $ 99,167,158  $          0  $       0  $         0  $         0  $        0
                                               ============= ============= ========== ============ ============ ===========

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                   Stable        Putnam        Putnam          MCI
                                                    Asset          New        Balanced       Common      Participant
                                                    Fund      Opportunities  Retirement       Stock         Loans         Total
ADDITIONS                                       ------------- ------------- ------------- ------------- ------------- -------------
- ---------
Contributions:
  Participants                                  $  9,767,877  $  4,464,435  $  2,491,906  $ 12,860,837  $          0  $ 59,322,084
  Non-cash employer                                        0             0             0    32,177,951             0    32,177,951
  Rollovers                                        1,128,971       844,648       363,898       694,562             0     6,383,842
  Transfers from ESOP                                334,063        55,454        53,836        75,926             0       722,038
                                                ------------- ------------- ------------- ------------- ------------- -------------
    Total contributions                           11,230,911     5,364,537     2,909,640    45,809,276             0    98,605,915
                                                ------------- ------------- ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                            0             0             0             0     1,508,423     1,508,423
  Interest on guaranteed investment contracts      6,443,825             0             0             0             0     6,443,825
  Dividends on common stock                                0             0             0       399,550             0       399,550
  Net gain on disposition of assets                        0             0             0     2,224,386             0     2,224,386
  Unrealized appreciation of assets                        0             0             0    57,379,129             0    57,379,129
  Net gain from registered investment
    companies                                              0     4,951,744     1,501,059             0             0    48,750,925
                                                ------------- ------------- ------------- ------------- ------------- -------------
     Total earnings on investments                 6,443,825     4,951,744     1,501,059    60,003,065     1,508,423   116,706,238
                                                ------------- ------------- ------------- ------------- ------------- -------------
Total additions                                   17,674,736    10,316,281     4,410,699   105,812,341     1,508,423   215,312,153

DEDUCTIONS
- ----------
Participant benefit payments                       6,409,570       644,545       480,864    11,398,405     1,153,900    27,557,702

Fees                                                  20,572         2,623         1,928        25,052             0        80,508
                                                ------------- ------------- ------------- ------------- ------------- -------------
Net increase                                      11,244,594     9,669,113     3,927,907    94,388,884       354,523   187,673,943

Transfers from (to):
  Other master trust investment accounts          (4,161,296)   11,111,612    12,790,110    (8,482,093)            0             0
  Net loans                                       (1,179,222)       58,223        37,843      (606,989)    3,414,203             0
  MCI Consumer Markets 401(k) Plan                   407,343        68,883        44,209     1,021,414        74,172     2,463,858
  Western Union International Collectively
    Bargained Plan                                    40,298             0             0        39,706         9,350       128,838

Net assets available for benefits, at
  beginning of year                               89,640,220     4,239,947             0   131,656,672    14,116,827   347,560,842
                                                ------------- ------------- ------------- ------------- ------------- -------------
Net assets available for benefits, at
  end of year                                   $ 95,991,937  $ 25,147,778  $ 16,800,069  $218,017,594  $ 17,969,075  $537,827,481
                                                ============= ============= ============= ============= ============= =============

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
ADDITIONS                                       ----------- ----------- ----------- ------------ ----------- ---------
- ---------
Contributions:
  Participants                                  $2,388,772  $1,372,996  $  675,009  $ 7,024,132  $  579,611  $136,797
  Non-cash employer                                      0           0           0            0           0         0
  Rollovers                                        982,898   1,121,362     694,580      639,523     765,155   163,868
  Non-cash supplemental                                  0           0           0            0           0         0
  Transfers from ESOP                               12,329      11,688       4,728       10,332       9,873     2,130
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contributions                          3,383,999   2,506,046   1,374,317    7,673,987   1,354,639   302,795
                                                ----------- ----------- ----------- ------------ ----------- ---------
Earnings on investments:
  Interest on participant loans                          0           0           0            0           0         0
  Interest on guaranteed investment contracts            0           0           0            0           0         0
  Dividends on common stock                              0           0           0            0           0         0
  Net (loss) on disposition of assets                    0           0           0            0           0         0
  Unrealized (depreciation) of assets                    0           0           0            0           0         0
  Net (loss) gain from registered investment
    companies                                      (34,104)      5,536       2,409      353,569      16,110     1,181
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total (losses) earnings on investments         (34,104)      5,536       2,409      353,569      16,110     1,181
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total additions                                  3,349,895   2,511,582   1,376,726    8,027,556   1,370,749   303,976

DEDUCTIONS
- ----------

Participant benefit payments                        66,956      17,886      16,770      906,168      11,911     2,148
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net increase                                     3,282,939   2,493,696   1,359,956    7,121,388   1,358,838   301,828

Transfers from (to):
  Other master trust investment accounts         2,513,525     745,505     354,770   (2,788,011)    390,183   104,664
  Net loans                                        (43,993)    (75,810)    (32,796)    (964,504)    (38,577)   (7,329)
  MCI Consumer Markets 401(k) Plan                  (6,365)    (25,802)     (1,620)    (495,018)     (9,603)     (135)
  Western Union International Collectively
    Bargained Plan                                       0           0           0       11,486           0         0

Net assets available for benefits, at beginning
  of year                                                0           0           0   28,884,446           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net assets available for benefits, at end of
  year                                          $5,746,106  $3,137,589  $1,680,310  $31,769,787  $1,700,841  $399,028
                                                =========== =========== =========== ============ =========== =========

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                   Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                   Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                    Fund        Fund     Income-Growth  Advantage    Income       Growth
ADDITIONS                                         --------- ------------ ------------- ---------- ------------ ------------
- ---------
Contributions:
  Participants                                    $304,668  $12,917,402  $    241,138  $ 145,403  $    74,926  $ 1,135,202
  Non-cash employer                                      0            0             0          0            0            0
  Rollovers                                        427,002    1,492,098       308,793    194,431       74,351      625,197
  Non-cash supplemental                                  0            0             0          0            0            0
  Transfers from ESOP                                8,388       10,763         1,250      4,509        9,392        5,501
                                                  --------- ------------ ------------- ---------- ------------ ------------
    Total contributions                            740,058   14,420,263       551,181    344,343      158,669    1,765,900
                                                  --------- ------------ ------------- ---------- ------------ ------------
Earnings on investments:
  Interest on participant loans                          0            0             0          0            0            0
  Interest on guaranteed investment contracts            0            0             0          0            0            0
  Dividends on common stock                              0            0             0          0            0            0
  Net (loss) on disposition of assets                    0            0             0          0            0            0
  Unrealized (depreciation) of assets                    0            0             0          0            0            0
  Net (loss) gain from registered investment
    companies                                        3,188      431,420        (1,658)    (9,822)      (5,503)     222,059
                                                  --------- ------------ ------------- ---------- ------------ ------------
     Total (losses) earnings on investments          3,188      431,420        (1,658)    (9,822)      (5,503)     222,059
                                                  --------- ------------ ------------- ---------- ------------ ------------
Total additions                                    743,246   14,851,683       549,523    334,521      153,166    1,987,959

DEDUCTIONS
- ----------

Participant benefit payments                         7,014    1,714,809         2,989      2,677          238       20,218
                                                  --------- ------------ ------------- ---------- ------------ ------------
Net increase                                       736,232   13,136,874       546,534    331,844      152,928    1,967,741

Transfers from (to):
  Other master trust investment accounts           208,464   (2,902,048)      133,034     64,341       47,554      871,881
  Net loans                                        (28,780)  (1,753,361)      (11,806)   (15,641)      (4,602)     (25,941)
  MCI Consumer Markets 401(k) Plan                 (10,626)     736,151        (1,866)    (3,227)          74      (11,301)
  Western Union International Collectively
    Bargained Plan                                       0        9,774             0          0            0            0

Net assets available for benefits, at beginning
  of year                                                0   48,983,727             0          0            0            0
                                                  --------- ------------ ------------- ---------- ------------ ------------
Net assets available for benefits, at end of
  year                                            $905,290  $58,211,117  $    665,896  $ 377,317  $   195,954  $ 2,802,380
                                                  ========= ============ ============= ========== ============ ============

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                   Putnam       Stable        Putnam          MCI
                                                 Diversified     Asset          New         Common     Participant
                                                   Income        Fund      Opportunities     Stock        Loans         Total
ADDITIONS                                        ----------- ------------- ------------- ------------- ------------ -------------
- ---------
Contributions:
  Participants                                   $   94,224  $ 10,430,454  $  1,458,693  $ 12,928,123  $         0  $ 51,907,550
  Non-cash employer                                       0             0             0    28,532,919            0    28,532,919
  Rollovers                                         424,017     2,470,599     1,148,825     1,191,123            0    12,723,822
  Non-cash supplemental                                   0             0             0    16,658,582            0    16,658,582
  Transfers from ESOP                                 2,252        11,732         6,156        52,082            0       163,105
                                                 ----------- ------------- ------------- ------------- ------------ -------------
    Total contributions                             520,493    12,912,785     2,613,674    59,362,829            0   109,985,978
                                                 ----------- ------------- ------------- ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                           0             0             0             0      681,957       681,957
  Interest on guaranteed investment contracts             0     5,592,442             0             0            0     5,592,442
  Dividends on common stock                               0             0             0       303,588            0       303,588
  Net (loss) on disposition of assets                     0             0             0    (1,245,716)           0    (1,245,716)
  Unrealized (depreciation) of assets                     0             0             0   (57,412,969)           0   (57,412,969)
  Net (loss) gain from registered investment
    companies                                        (4,796)            0       295,753             0            0     1,275,342
                                                 ----------- ------------- ------------- ------------- ------------ -------------
     Total (losses) earnings on investments          (4,796)    5,592,442       295,753   (58,355,097)     681,957   (50,805,356)
                                                 ----------- ------------- ------------- ------------- ------------ -------------
Total additions                                     515,697    18,505,227     2,909,427     1,007,732      681,957    59,180,622

DEDUCTIONS
- ----------

Participant benefit payments                          2,618     3,956,517        31,588     5,683,122      663,239    13,106,868
                                                 ----------- ------------- ------------- ------------- ------------ -------------
Net increase                                        513,079    14,548,710     2,877,839    (4,675,390)      18,718    46,073,754

Transfers from (to):
  Other master trust investment accounts           (189,659)   (3,837,644)    1,472,958     2,810,483            0             0
  Net loans                                          (7,374)   (2,622,467)      (94,411)   (1,885,783)   7,600,138       (13,037)
  MCI Consumer Markets 401(k) Plan                     (485)    1,104,535       (16,439)    1,826,228     (115,875)    2,968,626
  Western Union International Collectively
    Bargained Plan                                        0        44,413             0        42,169        3,279       111,121

Net assets available for benefits, at beginning
  of year                                                 0    80,402,673             0   133,538,965    6,610,567   298,420,378
                                                 ----------- ------------- ------------- ------------- ------------ -------------
Net assets available for benefits, at end of
  year                                           $  315,561  $ 89,640,220  $  4,239,947  $131,656,672  $14,116,827  $347,560,842
                                                 =========== ============= ============= ============= ============ =============

NOTE 5 - PARTICIPANTS' ACCOUNTS

As of December 31, 1995 and 1994, the Plan held 8,343,760 and 7,163,019 shares, respectively, of MCI Communications Corporation Common Stock at fair market values of $217,980,730 and $131,620,474, respectively. Of these shares, 1,446,123 and 1,222,644 were contributed by the Company during the Plan years ended December 31, 1995 and 1994, respectively, as the Company's matching contributions. As of December 31, 1995 and 1994, the Plan's benefit claims payable was $67,482,454 and $33,925,640, which includes 956,517 and 583,087 shares of MCI Communications Corporation Common Stock at fair market values of $24,989,007 and $10,714,224, respectively. Net assets include account balances of participants who have terminated from the Company and have not received a distribution as of year end.


NOTE 6 - TRANSFER OF ASSETS TO (FROM) THE PLAN

During  the  years  ended  December  31,  1995 and  1994,  certain  participants transferred between the Plan and the MCI Consumer Markets 401(k). During the years ended December 31, 1995 and 1994, assets valued at $2,463,858 and
$2,968,626,   respectively,   including   47,040  and   75,651   shares  of  MCI
Communications Corporation Common Stock at a fair value of $1,021,414 and $1,826,228, respectively, were transferred to the Plan.

During the years ended December 31, 1995 and 1994, certain participants transferred between the Plan and the Western Union International 401(k) Plan for Collectively Bargained Employees. During the years ended December 31, 1995 and 1994, assets valued at $128,838 and $111,121, respectively, including 2,101 and 1,556 shares of MCI Communications Corporation Common Stock at a fair value of $39,706 and $42,169, respectively, were transferred to the Plan.


NOTE 7 - FEDERAL INCOME TAX STATUS

As described in Note 1, the Plan is Part II of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k), which, as amended through January 24, 1995, has been determined by letter dated January 31, 1996, by the IRS to be qualified under Section 401 of the Internal Revenue Code.

NOTE 8 - SUBSEQUENT EVENTS

Effective January 1, 1996, the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) and the MCI Consumer Markets 401(k) and Employee Stock Ownership Plan were restructured and renamed the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) for Exempt Employees and the MCI
Communications Corporation Employee Stock Ownership Plan and 401(k) for Non-Exempt Employees, respectively.

                                                                                               SCHEDULE I
                                           MCI COMMUNICATIONS CORPORATION
                                          DEFINED CONTRIBUTION MASTER TRUST
                             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  DECEMBER 31, 1995


                                                                                                    CURRENT
                                                                     NUMBER                                  VALUE AT
DESCRIPTION/ISSUER                                                  OF SHARES            COST                12/31/95
- ------------------                                                  ---------        ------------          ------------

LOANS TO PARTICIPANTS

     Participant loan accounts (rates range 7% - 11%)                               $          0           $ 20,447,333
                                                                                                           ------------

INTEREST IN COLLECTIVE INVESTMENT
  FUNDS OF TRUSTEE

  *  Mellon Bank Temporary
       Investment Fund                                                                  1,623,636             1,623,636
                                                                                                           ------------

INTEREST IN REGISTERED INVESTMENT
  COMPANIES

     EuroPacific Growth Fund                                          642,038          14,244,292            14,850,336
  *  Dreyfus S&P 500 Stock Index                                    4,368,801          46,527,543            58,410,869
  *  Putnam Voyager Fund                                            7,045,759          77,726,320           107,447,826
  *  Putnam New Opportunities                                         768,774          22,695,870            28,406,194
  *  Putnam Balanced Retirement                                     1,894,828          18,081,275            19,099,867
                                                                                                           ------------
     Total investment in registered
       investment companies                                                                                 228,215,092
                                                                                                           ------------

GUARANTEED INVESTMENT CONTRACTS **
  Stable Asset Fund

     Aetna Life Insurance (6.63% Matures 6/30/00)                                      19,041,899            19,041,899
     Allstate Life Insurance Company (5.90% Matures 7/1/98)                             6,113,549             6,113,549
     John Hancock Mutual Life Insurance (8.05% Matures 6/30/99)                        13,198,728            13,198,728
     Metropolitan Life Insurance (8.96% Matures 6/30/96)                               13,623,754            13,623,754
     New York Life Insurance (6.82% Matures 3/31/98)                                    8,281,679             8,281,679
     New York Life Insurance (8.08% Matures 12/31/99)                                   5,369,604             5,369,604
     Peoples Security Insurance Company (5.72% Matures 12/31/98)                        7,400,229             7,400,229
     Peoples Security Insurance Company (5.86% Matures 3/31/98)                         5,219,396             5,219,396
     Principal Mutual Life Insurance (9.10% Matures 12/31/96)                          14,445,534            14,445,534
     Prudential Life Insurance (7.00% Matures 9/30/98)                                  5,634,458             5,634,458
     TransAmerica Life Insurance (5.60% Matures 6/30/95)                                3,426,163             3,426,163
     TransAmerica Life Insurance (7.25% Matures 12/31/98)                               2,543,520             2,543,520
                                                                                                           ------------
     Total guaranteed investment contracts                                                                  104,298,513
                                                                                                           ------------

COMMON STOCK

  *  MCI Communications Corporation                                 9,432,797         192,744,114           246,431,822
                                                                                                           ------------

     TOTAL INVESTMENTS                                                                                     $601,016,396
                                                                                                           ============

  *  Denotes a party-in-interest

  ** Current value is considered to be contract value.

                                                                                                                         SCHEDULE II
                                                               MCI COMMUNICATIONS CORPORATION
                                                              DEFINED CONTRIBUTION MASTER TRUST
                                                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                            FOR THE YEAR ENDED DECEMBER 31, 1995

Transactions or series of transactions exceeding 5% of the beginning fair values of master trust assets for the plan year January 1, 1995 to December 31, 1995 are considered reportable transactions. Fair value at January 1, 1995 is $385,673,168. Five percent (5%) of fair value is $19,283,658.

Identity                                                                   Expense                        Current
   of                                                                      incurred                    value of asset
  party                              Purchase         Selling     Lease      with          Cost of     on transaction  Net gain
involved    Description of asset       price           price      rental  transaction       asset           date       or (loss)
- --------  -----------------------  --------------  -------------  ------  -----------  --------------  --------------  ---------

        * Putnam Voyager Fund      $ 24,770,442                                         $ 24,770,442    $ 24,770,442  $        0
                                  (163 purchases)
        * Putnam Voyager Fund                      $  8,062,112                         $  6,053,278    $  8,062,112  $2,008,834
                                                     (91 sales)
        * Putnam Balanced
            Retirement Fund        $ 18,693,949                                         $ 18,693,949    $ 18,693,949  $        0
                                  (107 purchases)
        * Putnam Balanced
            Retirement Fund                        $  1,128,683                         $  1,102,082    $  1,128,683  $   26,601
                                                     (44 sales)
        * Putnam New Opportunities $ 18,923,692                                         $ 18,923,692    $ 18,923,692  $        0
                                   (210 purchases)
        * Putnam New Opportunities                 $    665,047                         $    565,914    $    665,047  $   99,133
                                                      (42 sales)
          Stable Asset Fund        $ 10,425,000                                         $ 10,425,000    $ 10,425,000  $        0
                                   (6 purchases)
          Stable Asset Fund                        $ 11,853,080                         $ 11,853,080    $ 11,853,080  $        0
                                                      (6 sales)
        *  Mellon Bank Temporary                   $ 20,088,862                         $ 20,088,862    $ 20,088,862  $        0
            Investment Fund                         (135 sales)

   *  Denotes a party-in-interest

                                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         MCI COMMUNICATIONS CORPORATION
                         RETIREMENT SAVINGS PLAN - PART
                          II OF THE MCI COMMUNICATIONS
                           CORPORATION EMPLOYEE STOCK
                              OWNERSHIP AND 401(k)


Date:  June 28, 1996                         By: David M. Case
                                                 ------------------------------
                                                 David M. Case
                                                 Vice President and Controller
                                                 MCI Communications Corporation